HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2006 OCT 18 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

06017548

Bornheim, October 11, 2006

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release and interim report concerning the 1st half of the fiscal year 2006/2007 which was published on September 28, 2006.
Further please find enclosed ad-hoc announcements concerning the share option plan and the annual issue of shares to employees for your documentation.

Kind regards,

Judith Sommer
pp Judith Sommer

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Dew 10/18

Enclosures

HORNBACH
Es gibt immer was zu tun.

12:03PM 2006.10.09 (GMT+1)

Hugin Ad hoc announcement according to § 15 WpHG: Misc. capital action: Hornbach-Baumarkt-AG: HORNBACH Share Option Plan: Approx. 50,000 subscription rights exercised

Bornheim bei Landau, October 9, 2006.

A total of around 50,000 subscription rights were conditionally exercised based on the 1999 share option plan at HORNBACH-Baumarkt-AG in the latest exercise window between September 29 and October 6, 2006 in accordance with the terms and conditions governing the share option plan. Starting on Tuesday, October 10, 2006, the orders for the sale of shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange by the bank commissioned with the handling of the share option plan over a period of five weeks, thus protecting the share price. In case it is not possible to sell all of these shares completely within this period given, the subscription rights will only be exercised on a prorated basis.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Phone: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299

82-3729

HORNBACH
Es gibt immer was zu tun.

11:01AM 2006.09.11 (GMT+1)

Hugin Ad hoc announcement according to § 15 WpHG: Share buyback: Hornbach-Baumarkt-AG: Board of Management of HORNBACH-Baumarkt-AG resolves share buyback

Bornheim, September 11, 2006. The Board of Management of Hornbach-Baumarkt-AG, based in Bornheim/Pfalz, ISIN DE0006084403, today resolved to acquire up to 20,000 own shares pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG). The shares are to be acquired already in preparation for the annual issue of shares to employees scheduled to take place at the end of 2006.

The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

The buyback of shares will begin on September 11, 2006 and will run for a limited period expiring on December 31, 2006. Further information concerning the buyback of shares has been published in the "Investor Relations/Share buyback" section on the internet and can be found at the following URL:

http://www.hornbach-gruppe.de/investor/de/php/cont_investor_buyback.php

Moreover, the transactions executed will also be published at this address pursuant to Article 4 (4) of Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

82-37

HORNBACH

Es gibt immer was zu tun.

5:29PM 2006.05.29 (GMT+1)

Ad hoc: Share Option Plan: Approx. 260,000 subscription rights exercised

Bornheim bei Landau, May 29, 2006.

A total of 259,430 subscription rights were conditionally exercised within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG in the latest exercise window lasting from May 20 to May 27, 2006 in accordance with the terms and conditions governing the share option plan. Starting on Tuesday, May 30, 2006, the orders for the sale of the new shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange over a period of five weeks, thus protecting the share price, by the bank commissioned with the handling of the share option plan. Should it not be possible to sell all of these shares in full within this deadline, then the subscription rights will only be exercised on a prorated basis. In view of their differing dividend entitlement, the new shares will be traded under a separate ISIN (DE000A0JC0C8) until the date of the Annual General Meeting on July 13, 2006.

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

DIY Group with excellent performance in first half of 2006/2007

HORNBACH Group increases profitability and considerably outperforms sector by means of organic growth

Total sales improve by 6.8 percent / EBIT rises by 22% to Euro 99.8 million / DIY chain launches trust offensive prior to sales tax hike / Top marks once again in *Kundenmonitor 2006* consumer survey

Frankfurt, September 28, 2006. The HORNBACH Group, one of the largest operators of DIY megastores with garden centers in Europe, once again grew more rapidly than the sector in the first half of its 2006/2007 financial year, with earnings also rising as a proportion of sales. "The pleasing half-year results have again affirmed our longstanding corporate strategy. Our clear profile enables us to differentiate ourselves from our competitors and will secure our organic growth in the future as well", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, at the presentation of the figures in Frankfurt am Main on Thursday.

The sales of the holding company HORNBACH HOLDING AG rose by 6.8 percent in the first six months of the financial year to reach around Euro 1.380 billion (equivalent period in previous year: Euro 1.292 billion). The HORNBACH-Baumarkt-AG subgroup, which operates 121 DIY megastores with garden centers in eight European countries, improved its sales by 6.6 percent to around Euro 1.298 billion, compared with Euro 1.218 billion in the previous year.

Double-digit earnings growth

The earnings before interest, taxes, depreciation and amortization (EBITDA) of the overall HORNBACH HOLDING AG Group rose by 17.5 percent to Euro 138.7 million (Euro 118.1m). The EBITDA of HORNBACH-Baumarkt-AG, the largest subgroup, even improved by 25.0 percent to Euro 119.5 million (Euro 95.6m). Operating earnings (EBIT) rose at the overall Group by 21.7 percent to Euro 99.8 million (Euro 82.0m) and at the largest subsidiary by 34.0 percent to Euro 87.9 million (Euro 65.6m).

The somewhat lower level of earnings growth reported by the overall Group compared with HORNBACH-Baumarkt-AG is mainly due to the lower level of operating earnings at HORNBACH Immobilien AG. In the first half of 2005/2006, this subsidiary had generated profits of around Euro 6.1 million from the sale of real estate. There have been no such transactions in the current financial year to date. The third subgroup, HORNBACH Baustoff Union, succeeded in increasing its sales by 8.5 percent in the first half and is expected to break even on an operating level (EBIT) for the overall financial year.

European expansion to be maintained

In the coming years, the HORNBACH Group will continue to press ahead with its expansion based on organic growth in Germany and abroad. "We are planning to open 17 DIY megastores with garden centers in the next two financial years, i.e. by early 2009," announced Albrecht Hornbach. Due to delays in the granting of building permits, no new stores will be opened in the current financial year. The opening of a second HORNBACH DIY megastore with a garden center in Munich is expected to take place in March 2007. Work has begun in Bucharest on the construction of the first HORNBACH store in Rumania, which is expected to open its doors in June 2007. Up to ten new stores are planned to be opened in the 2007/2008 financial year alone. "In addition to Germany and Rumania, we are also planning new locations in the Netherlands, Switzerland, the Czech Republic and Sweden," stated the company Chairman.

Sales tax increase: "No furtive price increases in advance"

Albrecht Hornbach also addressed the question of the forthcoming increase in sales tax at the half-year press conference. "I can assure you with no strings attached that HORNBACH will not be adjusting its prices in the run-up to the increase in the sales tax. We will simply factor the increased tax rate of 19 percent into our price calculations on January 1, 2007." Hornbach described the attempts by some retailers and manufacturers to use the tax increase as an excuse for raising prices in 2006 already as "poisoning consumer confidence". His company would counter such moves with "the greatest possible transparency, reliability and honesty in terms of its pricing policy".

Hornbach reiterated his invitation to media and consumer protection representatives to inspect HORNBACH's price calculations. "We will not be undertaking any furtive price increases. Our cards are on the table. As the price leader in the DIY sector and having caused quite a sensation in the market for many years now with our permanently low prices, we would not even consider any other approach."

HORNBACH once again in the lead in terms of customer satisfaction

The fourth-largest German DIY chain sees its company philosophy affirmed by the renowned customer opinion barometer, *Kundenmonitor Deutschland 2006*, in which HORNBACH was awarded top marks in its sector for the second year in succession. The 6,169 customers surveyed with regard to DIY stores by the Munich-based company Servicebarometer AG awarded HORNBACH an average score of 2.33 in terms of overall satisfaction (on a scale of one to five; previous year's score: 2.35). This year's runners up were Globus (2.37), Hagebau (2.42), Bauhaus (2.45), Obi (2.46), Max Bahr and Marktkauf (both 2.47), Toom (2.53), Praktiker (2.61) and Hellweg (2.71).

"We are particularly pleased by this distinction, especially in view of the fact that it is the result of a survey of our customers," commented Hornbach with regard to the top marks awarded to his company. "I very much look forward to seeing an evaluation of the details, especially given that in the *Kundenmonitor 2005* we were in top position not only in terms of overall satisfaction, but also in the value for money, selection and variety of product range categories."

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of almost 11,000 square meters, a figure unmatched by any other competitor in Germany and Europe. Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 121 DIY megastores with garden centers in eight countries, of which 89 are in Germany. Its sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003) provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as "job machine" for decades, with more than 12,000 employees now participating in the success of the company.

The most important key figures can be found on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the Investor Relations section of the internet pages of the HORNBACH Group at www.hornbach-group.com.

Overview of Key Figures

HORNBACH HOLDING AG Group

Key Figures for the Group (in € million, unless otherwise stated)	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %	1st Half 2006/2007	1st Half 2005/2006	Change in %
Net sales	**682.8**	**641.1**	**6.5**	**1,379.6**	**1,292.1**	**6.8**
of which in other European countries	233.4	216.1	8.0	467.6	427.7	9.3
Gross margin (as % of net sales)	34.7%	34.2%		35.2%	34.7%	
EBITDA	73.7	61.2	20.6	138.7	118.1	17.5
Earnings before interest and taxes (EBIT)	53.5	42.4	26.1	99.8	82.0	21.7
Consolidated earnings before taxes	**43.9**	**31.5**	**39.5**	**81.1**	**61.0**	**33.1**
Consolidated net income*	31.3	21.4	46.2	53.8	40.4	33.3
Undiluted earnings per preference share (€)	3.18	2.22	43.2	5.43	4.20	29.3
No. of employees at the HORNBACH Group				12,116	11,872	2.1
Investments				37.7	107.9	-65.1
Total assets				1,830.6	1,850.2	-1.1
Shareholders' equity				603.3	575.4	4.8
Shareholders' equity as % of total assets				33.0%	31.1%	

HORNBACH-Baumarkt-AG Subgroup

Key Figures for the Subgroup (in € million, unless otherwise stated)	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %	1st Half 2006/2007	1st Half 2005/2006	Change in %
Net sales	**638.5**	**600.8**	**6.3**	**1,297.8**	**1,217.5**	**6.6**
of which in other European countries	233.4	216.1	8.0	467.6	427.7	9.3
Like-for-like sales growth	1.9%	2.1%		1.6%	0.8%	
Gross margin (as % of net sales)	35.4%	34.7%		35.8%	35.2%	
EBITDA	63.7	48.9	30.4	119.5	95.6	25.0
Earnings before interest and taxes (EBIT)	47.0	33.2	41.6	87.9	65.6	34.0
Consolidated earnings before taxes	**40.8**	**25.3**	**61.7**	**75.8**	**50.9**	**48.9**
Consolidated net income	28.7	16.9	69.8	50.5	33.4	50.9
Undiluted earnings per share (€)	1.88	1.12	67.9	3.30	2.21	49.3
No. of employees				11,529	11,251	2.5
Investments				24.2	76.4	-68.3
Total assets				1,327.4	1,354.4	-2.0
Shareholders' equity				458.1	433.8	5.6
Shareholders' equity as % of total assets				34.5%	32.0%	
No. of stores				121	121	0.0
Sales area as per BHB (in 000 m²)				1,312	1,262	4.0
Average store size (in m²)				10,842	10,433	3.9

Interim Report

HORNBACH-BAUMARKT-AG GROUP

FIRST HALF-YEAR 2006/2007

(MARCH 1 – AUGUST 31, 2006)



HORNBACH

Es gibt immer was zu tun.

HORNBACH BAUMARKT AG Group

Interim Report (IFRS): First Half of 2006/2007

(March 1 – August 31, 2006)

- **Business gains considerable momentum in 2nd quarter**
- **Sales up by 6.6 % in first half - like-for-like sales growth of 1.6 %**
- **Earnings significantly up on previous year**

The HORNBACH-Baumarkt-AG Group further increased its earnings power in the first six months of the current financial year (March 1 to August 31, 2006). Consolidated sales rose by 6.3% in the second quarter to € 638.5 million (previous year: € 600.8m). Cumulative sales for the first half rose by 6.6% to € 1,297.8 million (previous year: € 1,217.5m). Like-for-like sales grew by 1.6% across the Group in the first half of the year. This growth was mainly driven by the HORNBACH DIY megastores with garden centers outside Germany. However, thanks to a revival in sales it was also possible to regain ground in terms of like-for-like sales in Germany in the second quarter. The international share of sales rose to 36.0% in the first half (previous year: 35.1%).

As a result of sales growth, cost savings and a year-on-year improvement in the gross margin, earnings showed significantly stronger growth than sales in the first half of 2006/2007. Operating earnings (EBIT) increased by 34.0% to € 87.9 million (previous year: € 65.6m). Consolidated earnings before taxes grew by 48.9% to € 75.8 million (previous year: € 50.9m). Earnings per share (undiluted) amounted to € 3.30 (previous year: € 2.21).

Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %	1st Half 2006/2007	1st Half 2005/2006	Change in %
Net sales	**638.5**	**600.8**	**6.3**	**1,297.8**	**1,217.5**	**6.6**
of which in other European countries	233.4	216.1	8.0	467.6	427.7	9.3
Like-for-like sales growth	1.9%	2.1%		1.6%	0.8%	
Gross margin (as % of net sales)	35.4%	34.7%		35.8%	35.2%	
EBITDA	63.7	48.9	30.4	119.5	95.6	25.0
Earnings before interest and taxes (EBIT)	47.0	33.2	41.6	87.9	65.6	34.0
Consolidated earnings before taxes	**40.8**	**25.3**	**61.7**	**75.8**	**50.9**	**48.9**
Consolidated net income	28.7	16.9	69.8	50.5	33.4	50.9
Undiluted earnings per share (€)	1.88	1.12	67.9	3.30	2.21	49.3
No. of employees				11,529	11,251	2.5
Investments				24.2	76.4	-68.3
Total assets				1,327.4	1,354.4	-2.0
Shareholders' equity				458.1	433.8	5.6
Shareholders' equity as % of total assets				34.5%	32.0%	
No. of stores				121	121	0.0
Sales area as per BHB (in 000 m²)				1,312	1,262	4.0
Average store size (in m²)				10,842	10,433	3.9

Rounding up or down may lead to discrepancies between totals and percentages.

121 locations in eight countries

There were also no new store openings in the second quarter (June 1 – August 31) of 2006/2007. The HORNBACH DIY megastore with a garden center in Darmstadt was closed as of August 31, 2006 in order to make space for the construction of a new, up-to-date megastore with a drive-in facility. The reopening is scheduled to take place in the spring of 2007. Taking account of the closure of two former Lafiora garden centers in Ludwigshafen and Germersheim in the first quarter, we were operating 121 retail outlets across the Group as of August 31, 2006 (February 28, 2006: 124), of which 89 are in Germany. The 32 stores in other European countries are distributed as follows: Austria (11), Netherlands (8), Czech Republic (5), Switzerland (3), Sweden (2), Slovakia (2) and Luxembourg (1). With total sales areas of 1.31 million m², the average HORNBACH DIY store size amounts to 10,800 m². This underlines our unique position in the European DIY megastore with garden center segment.

Consolidated sales up by 6.6 % in the first half - like-for-like sales growth of 1.6 %

The net sales of the HORNBACH-Baumarkt-AG Group rose by 6.3% in the second quarter of 2006/2007 (June 1 to August 31, 2006) to reach € 638.5 million (previous year: € 600.8m). On a cumulative basis for the first six months, consolidated sales increased by 6.6% to € 1,297.8 million (previous year: € 1,217.5m). The HORNBACH DIY megastores with garden centers outside Germany contributed € 467.6 million to this figure (previous year: € 427.7m). The international share of sales rose to 36.0% in the first half of the financial year (previous year: 35.1%).

The business performance gained further momentum in the course of the second quarter. Our like-for-like sales increased by 1.9% across the Group in the period from June to August (previous year: 2.1%). The downturn in sales during the 2006 football world cup was lower than expected. Sales showed pleasing developments in the months of July and August.

We succeeded in the German market in particular in regaining the previous year's level of like-for-like sales in the second quarter. By the end of the first half, we had thus virtually made up for the shortfall in the first quarter (minus 0.7% in H1). A widespread summer advertising campaign enabled us to secure our position as price leader in the toughly contested German DIY market. At the same time, we successfully sharpened our profile as the DIY chain for project customers, offering the highest level of competence in terms of our product range and advisory services. Moreover, the like-for-like sales growth of 5.5% reported in the second quarter and of 6.1% on a cumulative basis for the first six months underlines HORNBACH's continued high level of growth momentum in other European countries.

Earnings power further increased in second quarter

We further improved the earnings performance of the HORNBACH-Baumarkt-AG Group in the second quarter of 2006/2007 compared with the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 30.4% to € 63.7 million (previous year: € 48.9m). Operating earnings (EBIT) increased by 41.6% in the second quarter to reach € 47.0 million (previous year: € 33.2m).

The earnings performance of the Group for the reporting period from March to August 2006 has therefore shown a further improvement. At € 119.5 million, the EBITDA reported are 25.0% higher than in the previous year (€ 95.6m). Operating earnings (EBIT) rose by 34.0% in the first half of the year to € 87.9 million (€ 65.6m). Consolidated earnings before taxes showed growth of 48.9% compared with the previous year to reach € 75.8 million (previous year: € 50.9m). Consolidated net income increased by 50.9% in the first half of 2006/2007 to € 50.5 million (previous year: € 33.4m). Undiluted earnings per share calculated in accordance with IFRS are reported at € 3.30 (previous year: € 2.21).

One main reason for the rise in key operating earnings figures in the first half of 2006/2007 is the like-for-like sales growth, coupled with a slight year-on-year increase in the gross margin. The gross profit rose as a percentage of net sales across the Group from 35.2% to 35.8%. Selling and store expenses were reported at € 344.9 million (previous year: € 324.5m). The store expenses ratio thus declined slightly from 26.7% to 26.6%. A decline was also seen in general and administrative expenses, which reduced as a percentage of net sales from 3.7% to 3.4%. Moreover, the earnings performance was also positively affected by the considerable reduction of € 5.2 million in pre-opening expenses compared with the previous year. An improvement in net financial expenses of € 2.6 million (plus 17.6%) contributed to the marked increase in consolidated earnings before taxes.

11,529 employees at the HORNBACH-Baumarkt-AG Group

At the reporting date on August 31, 2006, there were 11,529 individuals (previous year: 11,251) across Europe in fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries.

Lower level of investment

A total of € 24.2 million was invested during the first six months of the current financial year (previous year: € 76.4m), primarily in plant and office equipment, and in land and buildings. The sharp decline in investment is principally due the fact that no new HORNBACH DIY megastores with garden centers were opened in the first half of 2006/2007 (previous year: four). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement in the notes to this report.

Outlook

As already announced, we will not be opening any new HORNBACH DIY megastores with garden centers in the current 2006/2007 financial year. There will be no changes in the store network of 121 DIY megastores with garden centers before the end of the financial year. All new store openings originally planned for the 2006/2007 financial year will be postponed until the next financial year. The first new store opening is expected to take place in March 2007, when the second HORNBACH DIY megastore with a garden center in Munich will open its doors. This market is currently under construction. Work has started in Bucharest on building the first HORNBACH DIY megastore with a garden center in Rumania, which is scheduled to open in June 2007. Overall, we expect to open up to ten new HORNBACH DIY megastores with garden centers, most of which in other European countries, in the 2007/2008 financial year. The international expansion is targeted on the Netherlands, Switzerland, the Czech Republic, Sweden and Rumania. In spite of the absence of any new store openings, we will nevertheless increase our sales for the current financial year by a medium single-digit percentage level. Earnings for the overall year are also set to show a marked increase as a proportion of sales.

Bornheim bei Landau, September 28, 2006

– The Board of Management –

Financial Calendar 2006/2007

September 28, 2006	Interim Report as of August 31, 2006
December 21, 2006	Interim Report as of November 30, 2006
March 22, 2007	Trading Statement for the 2006/2007 Financial Year
May 24, 2007	Annual Results Press Conference 2006/2007 and Publication of Annual Report

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. Weinstraße
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet: www.hornbach-gruppe.com

HORNBACH BAUMARKT AG Group

Income Statement

€ million	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %	1st Half 2006/2007	1st Half 2005/2006	Change in %
Sales	638.5	600.8	6.3	1,297.8	1,217.5	6.6
Cost of goods sold	412.7	392.3	5.2	833.5	788.7	5.7
Gross profit	**225.7**	**208.4**	**8.3**	**464.3**	**428.7**	**8.3**
Selling and store expenses	160.9	154.4	4.2	344.9	324.5	6.3
Pre-opening expenses	0.5	3.8	-87.3	0.9	6.1	-84.6
General and administration expenses	21.5	22.7	-5.2	44.6	44.8	-0.4
Other income and expenses	4.2	5.7	-26.8	14.0	12.2	14.5
Earnings before interest and taxes (EBIT)	**47.0**	**33.2**	**41.6**	**87.9**	**65.6**	**34.0**
Financial income	1.9	0.9	108.6	4.0	1.8	117.8
Financial expenses	8.0	8.8	-8.9	16.1	16.5	-2.6
Net financial expenses	**-6.2**	**-7.9**	**-22.2**	**-12.1**	**-14.7**	**-17.6**
Consolidated earnings before taxes	**40.8**	**25.3**	**61.7**	**75.8**	**50.9**	**48.9**
Taxes on income	12.1	8.4	45.3	25.3	17.4	45.1
Consolidated net income	**28.7**	**16.9**	**69.8**	**50.5**	**33.4**	**50.9**
Undiluted earnings per share (in €)	1.88	1.12	67.9	3.30	2.21	49.3
Diluted earnings per share (in €)	1.86	1.11	67.6	3.27	2.20	48.6

Rounding up or down may lead to discrepancies between totals and percentages.

HORNBACH BAUMARKT AG Group

Balance Sheet

ASSETS	August 31, 2006 € million	%	August 31, 2005 € million	%	February 28, 2006 € million	%
Long-term assets	**615.5**	**46.4**	**658.7**	**48.6**	**629.2**	**48.9**
Intangible assets	25.2	1.9	26.3	1.9	26.4	2.1
Property, plant and equipment	555.8	41.9	597.2	44.1	562.2	43.7
Investment property	20.7	1.6	19.2	1.4	22.9	1.8
Financial assets	0.0	0.0	0.1	0.0	0.1	0.0
Other long-term assets	3.1	0.2	1.6	0.1	3.1	0.2
Deferred tax claims	10.6	0.8	14.3	1.1	14.5	1.1
Short-term assets	**711.9**	**53.6**	**695.7**	**51.4**	**656.8**	**51.1**
Inventories	460.4	34.7	430.1	31.8	496.1	38.6
Accounts receivable and other assets	46.4	3.5	40.4	3.0	63.1	4.9
Income tax claims	1.4	0.1	2.0	0.1	10.6	0.8
Cash and cash equivalents	202.0	15.2	223.2	16.5	72.4	5.6
Non-current assets held for sale	1.7	0.1	-	-	14.5	1.1
TOTAL ASSETS	**1,327.4**	**100.0**	**1,354.4**	**100.0**	**1,285.9**	**100.0**

EQUITY AND LIABILITIES	August 31, 2006 € million	%	August 31, 2005 € million	%	February 28, 2006 € million	%
Shareholders' equity	**458.1**	**34.5**	**433.8**	**32.0**	**415.3**	**32.3**
Share capital	46.3	3.5	45.5	3.4	45.6	3.5
Capital reserve	132.2	10.0	126.5	9.3	127.2	9.9
Retained earnings	279.7	21.1	261.8	19.3	242.5	18.9
Long-term liabilities	**541.2**	**40.8**	**509.6**	**37.6**	**476.7**	**37.1**
Financial debt	470.6	35.5	451.0	33.3	409.6	31.8
Pensions and similar obligations	3.5	0.3	0.0	0.0	3.5	0.3
Deferred taxes	55.5	4.2	47.4	3.5	52.4	4.1
Other long-term liabilities	11.6	0.9	11.2	0.8	11.3	0.9
Short-term liabilities	**328.0**	**24.7**	**411.0**	**30.3**	**393.9**	**30.6**
Financial debt	57.9	4.4	79.1	5.8	106.0	8.2
Accounts payable and other liabilities	201.8	15.2	258.9	19.1	229.0	17.8
Tax provisions	19.9	1.5	19.6	1.4	15.4	1.2
Other provisions	48.3	3.6	53.4	3.9	43.6	3.4
TOTAL EQUITY AND LIABILITIES	**1,327.4**	**100.0**	**1,354.4**	**100.0**	**1,285.9**	**100.0**

Rounding up or down may lead to discrepancies between totals and percentages.

HORNBACH BAUMARKT AG Group

Cash Flow Statement

€ million	1st Half 2006/2007	1st Half 2005/2006
Consolidated net income	**50**	**33**
Depreciation and amortization of long-term assets	32	30
Change in provisions	-1	0
Profits / losses on the sale of long-term assets	0	-3
Change in inventories, accounts receivable and other assets	53	-11
Change in accounts payable and other liabilities	-16	58
Other income / expenses with no cash effect	7	0
Cash flow from operating activities	**125**	**107**
Proceeds from disposals of long-term assets	23	60
Payments for investments in property, plant and equipment	-22	-73
Payments for investments in intangible assets	-1	-3
Payments for acquisitions of shareholdings and other business units	-1	0
Cash flow from investing activities	**-1**	**-16**
Receipts from capital increases	6	2
Payments to / from shareholders	-13	0
Proceeds from long-term debt and from issue of bond	81	0
Repayment of long-term debt	-69	-15
Change in short-term debt	1	2
Cash flow from financing activities	**6**	**-11**
Change in cash and cash equivalents	130	80
Cash and cash equivalents at March 1	72	143
Cash and cash equivalents at August 31	**202**	**223**

HORNBACH BAUMARKT AG Group

Statement of Shareholders' Equity

1st Half 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2005	**45**	**125**	**-2**	**3**	**228**	**399**
Capital increase from share option plans		2				2
Net income for the year					33	33
Balance at August 31, 2005	**45**	**127**	**-2**	**3**	**261**	**434**

1st Half 2006/2007 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**46**	**127**	**-2**	**4**	**240**	**415**
Dividend distributions					-13	-13
Capital increase from share option plans		6				6
Net income for the year					50	50
Balance at August 31, 2006	**46**	**133**	**-2**	**4**	**277**	**458**

HORNBACH BAUMARKT AG Group

Notes to the Group Interim Report as of August 31, 2006

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first half as of August 31, 2006 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2006. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2005/2006 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless any amendments are expressly indicated.

(2) Reporting entity

There were no changes in the reporting entity during the first half of 2006/2007.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter months than in the spring and summer months. These seasonal variations are reflected in the figures for the first quarter. The results of business operations for the first six months up to August 31, 2006 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %
Other income	8.4	8.5	-1.2
Other expenses	4.2	2.8	50.6
Other income and expenses	**4.2**	**5.7**	**-26.8**

€ million	1st Half 2006/2007	1st Half 2005/2006	Change in %
Other income	22.7	18.1	25.9
Other expenses	8.7	5.9	49.6
Other income and expenses	**14.0**	**12.2**	**14.5**

Other operating income primarily relates to income from advertising grants, income from exchange rate and payment differences and income from allocations within the HORNBACH HOLDING AG Group.

Moreover, the income also includes other non-operating income amounting to € 6.0 million (previous year: € 3.9m) primarily resulting from the disposal of a DIY store property and of other real estate. The DIY store property was rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

Other operating expenses principally consist of expenses incurred on exchange rate and currency differences and losses incurred on the sale of long-term assets. Non-operating expenses amounting to € 3.1 million (previous year: € 0.5m) were reported under this item at the end of the first half of 2006/2007. The non-operating expenses relate to extraordinary depreciation of € 2.1 million undertaken on buildings and to € 1.0 million of losses incurred on disadvantageous contracts. The non-operating expenses are reported in the real estate segment.

(5) Taxes on income

Taxes on income are structured as follows:

€ million	2nd Quarter 2006/2007	2nd Quarter 2005/2006	Change in %
Current tax expenses	7.5	9.3	-19.3
Deferred tax expenses	4.6	-0.9	-
	12.1	**8.4**	**45.3**

€ million	1st Half 2006/2007	1st Half 2005/2006	Change in %
Current tax expenses	18.1	17.4	4.1
Deferred tax expenses	7.2	0.0	-
	25.3	**17.4**	**45.1**

(6) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	2nd Quarter 2006/2007	2nd Quarter 2005/2006
Weighted number of shares issued	15,280,466	15,180,310
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	28.7	16.9
Earnings per share (in €)	1.88	1.12

	1st Half 2006/2007	1st Half 2005/2006
Weighted number of shares issued	15,280,466	15,180,310
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	50.5	33.4
Earnings per share (in €)	3.30	2.21

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	2nd Quarter 2006/2007	2nd Quarter 2005/2006
Weighted number of shares issued including potential shares with a dilutive effect	15,462,054	15,220,064
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	28.7	16.9
Earnings per share (in €)	1.86	1.11

	1st Half 2006/2007	1st Half 2005/2006
Weighted number of shares issued including potential shares with a dilutive effect	15,462,054	15,220,064
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	50.5	33.4
Earnings per share (in €)	3.27	2.20

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 183.9 million at the end of the first half as of August 31, 2006 (previous year: € 179.2m).

Depreciation and amortization totaling € 31.6 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first six months of the 2006/2007 financial year (previous year: € 30.0m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 202,585 subscription rights were exercised in accordance with the terms and conditions of the share option plan during the exercise windows from May 20 to May 27, 2006 and from July 7 to July 14, 2006. Moreover, within the framework of the 1997 share option plan at HORNBACH-Baumarkt-AG, 15,000 convertible bonds were converted into shares in HORNBACH-Baumarkt-AG within the conversion period from July 18 to August 7, 2006. These measures increased the share capital by € 0.6 million and the capital reserve by € 5.0 million. As of August 31, 2006, the share capital of HORNBACH-Baumarkt-AG amounted to € 46,253,715, divided into 15,417,905 shares.

(9) Dividends

In accordance with the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following the approval by the Annual General Meeting held on July 13, 2006 a dividend of € 0.87 per share was distributed to shareholders for the 2005/2006 financial year.

(10) Financial debt

In the first half of the 2006/2007 financial year, HORNBACH-Baumarkt-AG took up an unsecured borrowers' note loan amounting to € 80 million, mainly for the purpose of redeeming mortgage loans reaching final maturity. The borrowers' note loan has a floating interest rate based on the 6-month EURIBOR rate and is to be repaid at the end of its term of five years. A forward swap with identical terms was already concluded in the 2005/2006 financial year in order to hedge the interest rate. The swap enables the half-yearly interest paid on the basis of the 6-month EURIBOR rate to be secured at a level of 3.128% plus a bank margin. Given that the requirements governing hedge accounting were fulfilled upon the issuing of the borrowers' note loan on June 30, 2006, the changes in the value of the swap have been reported in the hedging reserve from this date onwards.

Furthermore, HORNBACH-Baumarkt-AG has agreed a syndicated credit line of € 200 million, mainly to replace bilateral credit lines. This syndicated credit line is linked to compliance with customary bank covenants, such as the EBITDA/interest ratio. Any failure to comply with the covenant ratios or other obligations, which mainly correspond to the obligations also governing the bond issued in 2004, may result in the immediate termination of the credit line. This credit line had not been drawn down as of August 31, 2006. The HORNBACH-Baumarkt-AG Group had total credit lines of € 295.8 million at the reporting date, of which € 290.8 million were not utilized.

(11) Share options

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 12,004 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows from May 20 to May 27 and from July 7 to July 14, 2006.

(12) Events subsequent to the reporting date

On September 11, 2006, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 own shares. The shares are to be acquired for the issuing of shares to employees scheduled to take place at the end of 2006. The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbour regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.
The buyback of shares will begin on September 11, 2006 and is limited to a period ending on December 31, 2006.

(13) Segmental reporting

1st Half 2006/2007 in € million 1st Half 2005/2006 in € million	**DIY Stores**	**Real Estate**	**Miscellaneous and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment income	**1,297.4**	**52.7**	**-52.3**	**1,297.8**
	1,217.1	46.9	-46.5	1,217.5
Sales to external third parties	1,297.2	0.0	0.0	1,297.2
	1,216.8	0.0	0.0	1,216.8
Sales to affiliated companies	0.2	0.0	0.0	0.2
	0.3	0.0	0.0	0.3
Rental income from affiliated companies, internal rental income	0.0	52.3	-52.3	0.0
	0.0	46.5	-46.5	0.0
Rental income from third parties	0.0	0.4	0.0	0.4
	0.0	0.4	0.0	0.4
Segment results (EBIT)	**74.3**	**18.8**	**-5.2**	**87.9**
	53.7	18.0	-6.1	65.6
Depreciation and amortization	**19.4**	**7.9**	**4.3**	**31.6**
	19.1	7.0	3.9	30.0
EBITDA	**93.7**	**26.7**	**-0.9**	**119.5**
	72.8	25.0	-2.2	95.6

Bornheim, September 28, 2006
The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft